UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NantKwest, Inc.

(Name of Issuer)

Common Stock, Par value $0.0001 per share

(Title of Class of Securities)

207371 105

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 207371 105

1.	Names of Reporting Persons Barry J. Simon
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 4,685,077 (See Item 4(a) below)
	6.	Shared Voting Power 0 (See Item 4(a) below)
	7.	Sole Dispositive Power 4,685,077 (See Item 4(a) below)
	8.	Shared Dispositive Power 0 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,685,077 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.9% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

(1)	This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (4,685,077) by (b) the number of shares of the Issuer’s common stock outstanding on November 6, 2017 (79,455,139), based on information publicly disclosed by the Issuer.

Item 1.

(a)	Name of Issuer:

NantKwest, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3530 John Hopkins Court

San Diego, California 92121

Item 2.

(a)	Name of Person Filing:

Barry J. Simon

(b)	Address of Principal Business Office or, if none, Residence:

3530 John Hopkins Court

San Diego, California 92121

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e)	CUSIP Number:

207371 105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

4,685,077 (1)

(b)	Percent of class:

5.9%

The ownership percentage above is calculated by dividing a) the total number of shares of the Issuer’s common stock being reported in this Statement (4,685,077) by (b) the number of shares of the Issuer’s common stock outstanding on November 6, 2017 (79,455,139), based on information publicly disclosed by the Issuer.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

4,685,077 shares (1)

(ii)	Shared power to vote or to direct the vote

None.

(iii)	Sole power to dispose or to direct the disposition of 4,685,077 shares (1)

(iv)	Shared power to dispose or to direct the disposition of

None.

(1)	Consists of 3,334,906 shares of Common Stock held of record by the Reporting Person and options to purchase 1,350,171 shares of Common Stock held by the Reporting Person that are fully vested and exercisable within sixty days of December 31, 2017.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2018

BARRY J. SIMON

By:	/s/ Barry J. Simon
Name:	Barry J. Simon